Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Unizan Financial Corp.

Subject Company: Unizan Financial Corp.

Subject Company’s Exchange Act file number: 0-13270

Forward-looking Statements

This filing contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the benefits of the merger between Huntington and Unizan, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors including: the businesses of Huntington and Unizan may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; the required governmental approvals of the merger may not be obtained on the proposed terms and schedule; Unizan’s stockholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing and services; success and timing of other business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in Huntington’s 2002 Annual Report on Form 10-K/A, Unizan’s 2002 Annual Report on Form 10-K, and documents subsequently filed by Huntington and Unizan with the Securities and Exchange Commission. All forward-looking statements included in this news release are based on information available at the time of the release. Neither Huntington nor Unizan assume any obligation to update any forward-looking statement.

Additional information about the merger and where to find it:

Huntington and Unizan filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which includes a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio, 44702, Attn: Media Relations, 330-438-4858.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its proxy statement filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

March 31, 2004

Dear Shareholder:

We are pleased to present you with your Unizan Financial Corp. dividend reinvestment statement, dividend deposit advice or your dividend check. The enclosed dividend payment reflects a first quarter, 2004 dividend of $0.135 per share.

As you know, the financial services industry is rapidly changing. It is becoming more concentrated and increasingly more competitive. As a public company, we have a fiduciary responsibility to continuously evaluate the overall profitability and long-term prospects of this institution. As a result, on January 27, 2004, Huntington Bancshares Incorporated (NASDAQ: HBAN) and Unizan Financial Corp. announced the signing of a definitive agreement to merge the two organizations. Under the terms of the agreement, Unizan shareholders will receive 1.1424 shares of Huntington common stock, on a tax-free basis, for each share of Unizan. The merger is expected to close late in the second quarter of 2004, pending customary regulatory approvals, as well as Unizan shareholder approval.

We currently anticipate a special meeting of shareholders will be held sometime during the latter-half of the second quarter which will enable shareholders to vote on the merger of Huntington Bancshares Incorporated and Unizan Financial Corp. A few weeks prior to this special meeting of shareholders, a proxy will be mailed containing additional information about the merger and voting instructions.

Your board of directors chose to partner with Huntington, over other financial institutions, based on their overall philosophy, values, and the benefits they bring to our customers, associates and the communities we serve in addition to the long-term shareholder value Huntington will bring to the investors of our organization. Parallel with Unizan’s “lifetime financial partner” philosophy, Huntington’s vision is to be an “essential partner” to its customers. This suggests a deep commitment to relationships and a determination to differentiate Huntington from competitors in the minds of customers on the basis of customer service that is “simply the best.”

Pending regulatory and shareholder approval, retaining customers and local management are key objectives of the transaction. This continuity of leadership ensures customers will continue to deal with familiar people and preserves the same level of local commitment to our communities. Huntington strives to combine the personal aspects of local/community banking with the sophisticated resources that a larger company can provide – or to be the “local bank with national resources.” Local refers to local discretion and execution to ensure the special relationship between bankers and their customers and communities, and national refers to execution within corporate standards to enhance customer service, manage risk and increase profitability.

Our number one priority is making the transition seamless and effortless for Unizan’s customers and shareholders. As such, shareholders will be informed prior to any changes taking place with their account.

If you have any questions regarding your shareholder account, you may contact Wendy Gump, Shareholder Relations at: 330.438.1206, 1.866.419.1596, via e-mail at wgump@unizan.com or write to: Unizan Bank, National Association, Attention: Shareholder Relations, P.O. Box 24190, Canton, Ohio 44701-4190.

Respectfully,

/s/ Gary N. Fields	/s/ Roger L. Mann

Gary N. Fields Chairman of the Board	Roger L. Mann President and Chief Executive Officer

Enclosure

Additional information about the merger and where to find it:

Huntington and Unizan filed relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4 which includes a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Unizan, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Unizan Financial Corp., 220 Market Avenue South, Canton, Ohio, 44702, Attn: Media Relations, 330-438-4858.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Unizan and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Unizan’s directors and executive officers is available in its annual report on Form 10-K filed with the SEC by Unizan on March 14, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

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